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                                                                       Exhibit 2


[KENNAMETAL LETTERHEAD]

                                                                November 2, 2000

Dear Fellow Shareowner:

         The Board of Directors has renewed Kennametal's Shareowner Rights Plan, which was first adopted by the Board in 1990. The renewed Rights Plan is substantially the same as our existing plan and is intended to better enable the Board to protect the interests of Kennametal in the event we are confronted with an unfair takeover attempt.

         The existing Rights Plan expires by its terms at the close of business on November 2, 2000. At that time, the existing Rights will expire without any action by you. Immediately thereafter, the renewed Rights will become effective.

         The renewed Rights Plan is designed to protect Kennametal, and you, its shareowners, in the event of an unsolicited offer to acquire control of Kennametal on terms that the Board determines to be not in the best interests of Kennametal because it is abusive, coercive or otherwise unfair. Such offers may include, for example, attempts to acquire control without offering adequate consideration to all shareowners, and other unfair or coercive takeover tactics. The renewed Rights Plan is not intended to prevent and will not prevent a takeover of Kennametal that the Board determines to be in the best interests of Kennametal and its shareowners. Neither is the Rights Plan intended to adversely affect the ability of a person to obtain representation on, and possibly gain control of, Kennametal's Board by means of a proxy process.

         A Summary of the renewed Rights Plan is enclosed and we urge you to read it carefully. As explained in greater detail in the Summary, the Rights will become exercisable only if and when a situation that they were designed to address does, in fact, arise. Rights certificates will not be sent to you unless and until they become exercisable. Issuance of the Rights does not in any way affect Kennametal's financial strength or business plan. The issuance does not dilute share value and does not affect earnings per share. The Rights are not presently taxable to you or Kennametal under federal income tax law, and they will not change the way you can presently trade shares of Kennametal's Capital Stock. The new Rights will expire on November 2, 2010 unless further extended, and will be subject to redemption by the Board at $.01 per Right at any time prior to the first date on which they become exercisable.

         A copy of the Rights Agreement filed with the Securities and Exchange Commission is available to any shareowner upon request to Mr. David T. Cofer, the Corporate Secretary of Kennametal.

                                           Sincerely,



                                           Markos I. Tambakeras
                                           President and Chief Executive Officer
                                           Shareowner
Enclosure


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                                 KENNAMETAL INC.

                           SUMMARY OF PREFERRED STOCK
                                 PURCHASE RIGHTS

         On July 24, 2000, the Board of Directors of Kennametal Inc. (the "Corporation") declared a distribution of one Preferred Stock Purchase Right (the "Rights") for each outstanding share of Capital Stock, $1.25 par value (the "Capital Stock"), of the Corporation. The distribution is payable to the shareowners of record at the close of business on September 5, 2000 (the "Record Date") and the Rights are effective as of the close of business on November 2, 2000. Except as set forth below, each Right, when exercisable, entitles the registered holder to purchase from the Corporation one one-hundredth of a share of Class A Preferred Stock designated as Series One Preferred Stock, without par value (the "Preferred Stock"), at a price of $120 per one one-hundredth of a share (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Corporation and ChaseMellon Shareholder Services, L.L.C., as Rights Agent (the "Rights Agent").

         Initially, the Rights will be attached to all Capital Stock certificates representing shares then outstanding, and no separate Rights Certificates will be distributed. Until the earlier of (i) ten days following
(a) a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, 20% or more of the outstanding shares of Capital Stock of the Corporation (the "Stock Acquisition Date") or (b) the Record Date if the tenth day after the Stock Acquisition Date occurs before the Record Date, (ii) ten business days following the commencement or announcement of an intention to make a tender offer or exchange offer which would result in ownership of 20% or more of the outstanding shares of the Capital Stock, (iii) the close of business on the date on which a Triggering Event (as hereinafter defined) occurs, or (iv) the close of business on the tenth day after any person becomes a Controlling Person as that term is defined in Section 2543 of the Pennsylvania Business Corporation Law of 1988 (the earliest of the dates in clause (i), (ii), (iii) or (iv) above being called the "Distribution Date"), the Rights will be evidenced, with respect to any of the Corporation's Capital Stock certificates outstanding as of and after the Record Date, by such Capital Stock certificates. The Rights Agreement provides that, until the Distribution Date, the Rights will be transferred with and only with the Corporation's Capital Stock. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Capital Stock certificates issued after the Record Date, upon transfer, new issuance or issuances from the Corporation's treasury of the Corporation's Capital Stock, will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any of the Corporation's Capital Stock certificates outstanding as of and after the Record Date will also constitute the transfer of the Rights associated with the Capital Stock represented by such certificate except for the transfer of Capital Stock certificates (i) from an Acquiring Person (ii) from a person who subsequently becomes an Acquiring Person if such transfer is to holders of equity interests in such Acquiring Person or to any person with whom the Acquiring Person has any continuing agreement, arrangement or understanding regarding the Rights; or
(iii) in any transaction which the Board deems to have as a primary purpose or effect the transactions prohibited by clauses (i) and (ii) of this sentence. As soon as practicable following the Distribution Date, separate certificates


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evidencing the Rights (the "Rights Certificates") will be mailed to holders of record of the Corporation's Capital Stock as of the close of business on the Distribution Date and such separate certificates alone will then evidence the Rights.

         The Rights are not exercisable until the Distribution Date. The Rights will expire on November 2, 2010 (the "Final Expiration Date"), unless earlier redeemed by the Corporation (as described below) or otherwise extended.

         The Purchase Price payable, and the number of shares of Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of the Preferred Stock, (ii) upon the distribution to holders of Preferred Stock of the rights or warrants to subscribe for shares of Preferred Stock or securities convertible into Preferred Stock at less than the then current market price of the Preferred Stock, or (iii) upon the distribution to holders of Preferred Stock of evidences of indebtedness, cash (excluding regular periodic cash dividends), assets or subscription rights or warrants (other than those referred to above).

         In the event that, following the Distribution Date, the Corporation is acquired in a merger or other business combination transaction in which the Corporation is not the surviving corporation or in which the Capital Stock is exchanged or changed or 50% or more of the Corporation's assets or earning power is sold (in one transaction or a series of transactions), proper provision shall be made so that each holder of a Right shall thereafter have the right to receive, upon the exercise of the Right and payment of the Purchase Price, that number of shares of common stock of the surviving or purchasing company (or, in certain cases, one of its affiliates) which at the time of such transaction would have a market value of two times the Purchase Price.

         In the event that any person shall acquire shares representing 20% of the voting power of all outstanding shares of the Corporation, proper provision shall be made so that each holder of a Right will thereafter have the right to receive upon exercise that number of shares (or fractional shares) of Capital Stock having a market value of two times the exercise price of the Right, subject to the availability of a sufficient number of treasury shares or authorized but unissued shares. This event, together with the event described in the immediately preceding paragraph, are referred to as the "Triggering Events."

         Any Rights that are beneficially owned by an Acquiring Person or an affiliate or an associate of an Acquiring Person will become null and void upon the occurrence of a Triggering Event and any holder of such Rights will have no right to exercise such Rights from and after the occurrence of such an event.

         With certain exceptions, no adjustments in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional shares are required to be issued. In lieu of fractional shares, an adjustment in cash may be made based on the market price of the Capital Stock.


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         At any time prior to the earlier of (i) the tenth day following the
Stock Acquisition Date (or the Record Date if the tenth day after the Stock Acquisition Date occurs before the Record Date) or (ii) the Final Expiration Date, the Corporation may elect to redeem the Rights in whole, but not in part, at a price of $0.01 per Right. Under certain circumstances set forth in the Rights Agreement, the decision to redeem shall require the concurrence of a majority of the Disinterested Directors, as that term is defined in the Rights Agreement. Immediately upon the action of the Board of Directors electing to redeem the Rights, with, where required, the concurrence of the Disinterested Directors, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the redemption price.

         The Preferred Stock purchasable upon exercise of the Rights will have a preferential quarterly dividend in an amount equal to the greater of $25.00 or 100 times any dividend declared on each share of Capital Stock. In the event of liquidation, the holders of Preferred Stock will receive a preferred liquidation payment per share of $100 plus the sum of (a) all accrued and unpaid dividends and distribution plus (b) the Participation Preference, as that term is defined in the Rights Agreement. Each Preferred Share will have 100 votes, voting together with the Capital Stock. In the event of any merger, consolidation or other transaction in which shares of Capital Stock are exchanged, each share of Preferred Stock will be entitled to receive 100 times the amount and type of consideration received per share of Capital Stock. No fractional shares of Preferred Stock are required to be issued. In lieu of fractional shares, an adjustment in cash may be made based on the market price of the Preferred Stock.

         In general, the terms of the Rights may be amended by the Board of Directors of the Corporation without the consent of the holders of the Rights, except that from and after the Distribution Date, the Rights Agreement permits only limited amendments (in certain circumstances, with the concurrence of the Disinterested Directors) and no such amendment may adversely affect the interests of the holders of the Rights (other than the Acquiring Person and its Affiliates and Associates).

         Until a Right is exercised, the holder thereof, as such, will have no rights as a shareowner of the Corporation, including, without limitation, the right to vote or to receive dividends.

         A copy of the Rights Agreement has been filed with the Securities and Exchange Commission as an Exhibit to a Registration Statement on Form 8-A under the Securities Exchange Act of 1934, as amended. A copy of the Rights Agreement is available to shareowners of the Corporation free of charge from the Corporation. This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement.